Filed Pursuant to Rule 424(b)(3)

Registration No. 333-198335

PROSPECTUS

Interphase Corporation

1,367,000 Shares of Common Stock

This prospectus relates to the offer and resale by the selling shareholder identified in this prospectus of up to 1,367,000 shares of our common stock. The selling shareholder may, from time to time, sell, transfer, or otherwise dispose of any or all of its shares of common stock on any stock exchange, market, or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

Interphase is not offering any shares of our common stock for sale under this prospectus. We will not receive any proceeds from the sale or other disposition of the shares of our common stock by the selling shareholder. We have agreed to pay certain expenses in connection with the registration of the shares.  The selling shareholder will be responsible for all costs and expenses in connection with the sale of its shares of common stock, including brokerage commissions or dealer discounts.

Shares of our common stock are traded on the NASDAQ Capital Market under the symbol “INPH.” On September 8, 2014, the last reported sale price of our common stock on the NASDAQ Capital Market was $3.38 per share.

Our principal executive offices are located at 4240 International Parkway, Suite 105, Carrollton, Texas 75007, and our telephone number is (214) 654-5000.

INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY CONSIDER THE INFORMATION REFERRED TO AND STATED UNDER THE HEADING “RISK FACTORS” OF THIS PROSPECTUS BEFORE INVESTING IN OUR COMMON STOCK.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is September 9, 2014.

TABLE OF CONTENTS

ABOUT THIS PROSPECTUS	1
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS	1
PROSPECTUS SUMMARY	2
RISK FACTORS	3
USE OF PROCEEDS	4
SELLING SHAREHOLDER	4
DESCRIPTION OF SECURITIES	5
PLAN OF DISTRIBUTION	5
LEGAL MATTERS	7
EXPERTS	7
WHERE YOU CAN FIND MORE INFORMATION	7
INFORMATION INCORPORATED BY REFERENCE	7

ABOUT THIS PROSPECTUS

This prospectus, which is part of a registration statement on Form S-3 filed with the Securities and Exchange Commission (“SEC”), does not contain all of the information set forth or incorporated by reference in the registration statement or the exhibits filed therewith. Statements contained or incorporated by reference in this prospectus about the provisions or contents of any agreement or other document are only summaries. If SEC rules require that any agreement or document be filed as an exhibit to the registration statement, you should refer to that agreement or document for its complete contents. For further information with respect to us and the common stock offered by this prospectus, please see the registration statement, the exhibits filed with the registration statement and the documents incorporated by reference therein. See “Where You Can Find More Information” and “Information Incorporated by Reference.”

You should rely only on the information contained or incorporated by reference in this prospectus and any applicable prospectus supplement. No person is authorized to give any information or to make any representation other than those contained or incorporated by reference in this prospectus, and, if made, such information or representation must not be relied upon as having been given or authorized. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the shares offered by this prospectus, or an offer to sell or a solicitation of an offer to buy any shares by anyone in any jurisdiction in which the offer or solicitation is not authorized or is unlawful. The delivery of this prospectus will not, under any circumstances, create any implication that the information is correct as of any time subsequent to the date of this prospectus.

You should assume that the information contained or incorporated by reference in this prospectus, any accompanying prospectus supplement or other offering materials is accurate only as of the dates of those documents or those documents incorporated by reference, as applicable. Our business, financial condition, results of operations and prospects may have changed since those dates.

In this prospectus, we use the terms “we,” “our,” “us,” “Interphase,” and the “Company” to refer to Interphase Corporation and its subsidiaries unless the context suggests otherwise. Reference to “selling shareholder” refers to the shareholder listed herein under “Selling Shareholder” and its pledges, assignees, or successors-in-interest.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, any prospectus summary and the materials incorporated herein by reference contain forward-looking statements about our business, financial condition and prospects. These statements are made under the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Our actual results could differ materially from those indicated by the forward-looking statements because of various risks and uncertainties, including (without limitation) effects of the ongoing issues in global credit and financial markets and adverse global economic conditions, our reliance on a limited number of customers, the lack of spending improvements in the communications and computer networking industries, significant changes in product demand, the development and introduction of new products and services, changes in competition, various inventory risks due to changes in market conditions and other risks and uncertainties indicated in Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2013 and in our other filings and reports with the SEC. All of the foregoing risks and uncertainties are beyond our ability to control, and in many cases, we cannot predict the risks and uncertainties that could cause our actual results to differ materially from those indicated by the forward-looking statements. When used herein, the words “believes”, “plans”, “expects”, “will”, “intends,” and “anticipates” and similar expressions as they relate to us or our management are intended to identify forward-looking statements.

PROSPECTUS SUMMARY

The information contained in or incorporated by reference into this prospectus summarizes certain information about the Company. It may not contain all of the information that is important to you. You should read carefully the entire prospectus, including “Risk Factors,” and the other information incorporated by reference into this prospectus.

Our Business

Interphase is a diversified information and communications technology company, committed to innovation through the process of identifying, developing and introducing new products and services. We offer products and services from embedded computing solutions, engineering design services, and contract manufacturing services to a new line of embedded computer vision products.

Embedded solutions include communications networking products for connectivity, interworking and packet processing. Clients for this product line include Alcatel-Lucent, GENBAND, Hewlett Packard, and Samsung.

The engineering design and manufacturing services serve a wide variety of industries within the electronics market, from machine-to-machine and Internet of Things designs utilizing Cellular, GPS and Wi-Fi tracking solutions to cost-saving redesigns for manufacturability. Interphase Productization services provide customers with the full suite of rapid design and manufacturing services required to quickly take a project from design concept to full production in the marketplace.

The penveu® product line, from the embedded computer vision line of business, addresses both the education and enterprise markets. penveu® is a handheld device that adds interactivity to projectors and large screen displays, turning flat surfaces into an interactive display.

Company Information

Our principal executive office is located at 4240 International Parkway, Suite 105, Carrollton, Texas 75007 and our telephone number is (214) 654-5000. Our website address is www.iphase.com. The information contained in, or that can be accessed through, our website is not part of this report and should not be considered part of this report.

Private Placement

On August 13, 2014, we entered into a common stock purchase agreement with, and consummated a private placement of an aggregate of 1,367,000 shares of our common stock to, an institutional “accredited investor” as defined by Rule 501(a) promulgated under the Securities Act, pursuant to an exemption from registration provided by Regulation D promulgated under the Securities Act of 1933, as amended (the “Securities Act”). In connection with the common stock purchase agreement, on the same day we entered into a registration rights agreement with the investor, which is the selling shareholder described herein. In accordance with the registration rights granted under that agreement, we are registering for resale by the selling shareholder the shares of our common stock issued in the private placement.

The Offering

Common stock offered by the selling shareholder	Up to 1,367,000 shares of our common stock

Common stock outstanding prior to the offering	8,377,106 (1)

Common stock to be outstanding after the offering	8,377,106 (1)

Use of Proceeds	We will not receive any proceeds from the sales of shares of common stock by the selling shareholder.

NASDAQ Capital Market Symbol	Our common stock is currently traded on the NASDAQ Capital Market under the symbol “INPH.”

Risk factors	You should read the “Risk Factors” section of this prospectus for a discussion of factors to consider carefully before deciding to invest in shares of our common stock.

(1)	Based upon the total number of issued and outstanding shares as of September 8, 2014.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider and evaluate all of the information included and incorporated by reference in this prospectus, including the risk factors incorporated herein by reference from “Item 1A. Risk Factors.” of our Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on March 27, 2014, and the additional risks and uncertainties described below, before purchasing our common stock. Any of these risks and uncertainties could materially and adversely affect our business, results of operations and financial condition, which in turn could materially and adversely affect the price of our common stock and the value of your investment in our common stock. Additional risks and uncertainties not currently known to us or that we currently deem immaterial may also impair our operations.

Risks Related to Shareholders’ Sales of Shares, Including Those Issued in the Private Placement

Sales of a significant number of shares of our common stock in the public markets or significant short sales of our common stock, or the perception that such sales could occur, could depress the market price of our common stock and impair our ability to raise capital.

Sales of a substantial number of shares of our common stock or other equity-related securities in the public markets, could depress the market price of our common stock. If there are significant short sales of our stock, the price decline that could result from this activity may cause the share price to decline more so, which, in turn, may cause long holders of the common stock to sell their shares, thereby contributing to sales of common stock in the market. Such sales also may impair our ability to raise capital through the sale of additional shares in the future at a time and price that our management deems acceptable, if at all.

We may not be able to maintain effectiveness of the registration statement of which this prospectus forms a part, which could impact the liquidity of our common stock.

Under the terms of the registration rights agreement with the selling shareholder, we are obligated to include the shares of common stock issued in the private placement in an effective registration statement. The registration statement of which this prospectus forms a part is intended to satisfy that obligation. We also agreed to use our commercially reasonable efforts to maintain the continuous effectiveness of the registration statement, but may not be able to do so. We cannot assure you that we will not be required to suspend or cease sales under the registration statement, that the SEC will not issue any stop order to suspend the effectiveness of the registration statement or that, if such a stop order is issued, we will be able to amend the registration statement to respond to the stop order to permit sales to be made under the registration statement. Under the registration rights agreement, if the effectiveness of the registration statement is suspended for certain specified time periods, then, subject to certain exceptions, we may be obligated to pay certain liquidated damages to the selling shareholder. Also, to the extent the registration statement is not effective, the selling shareholder’s ability to sell the shares of common stock may be limited, which could (depending on the extent of the selling shareholder’s selling activity) have a material adverse effect on the liquidity of our common stock.

USE OF PROCEEDS

We will not receive any proceeds from the sale of shares of our common stock by the selling shareholder.

The selling shareholder will pay any underwriting discounts and commissions and expenses incurred by the selling shareholder for brokerage, accounting, tax or legal services or any other expenses incurred by the selling shareholder in disposing of the shares. We will bear all other costs, fees and expenses incurred in effecting the registration of the shares covered by this prospectus, including (without limitation) all registration and filing fees and fees and expenses of our counsel and our accountants.

SELLING SHAREHOLDER

When we refer to the “selling shareholder” in this prospectus, we are referring to the shareholder identified in the table below. This prospectus covers the resale of shares of our common stock, which we sold in a private placement to the selling shareholder, as an institutional “accredited investor” as defined by Rule 501(a) promulgated under the Securities Act, pursuant to an exemption from registration provided by Regulation D promulgated under the Securities Act. The selling shareholder may from time to time offer and sell under this prospectus any part of, all or none of the shares listed below. We are required, under the registration rights agreement described above, to register for resale the shares of our common stock described in the table below. We are registering the shares to permit the selling shareholder to resell the shares when the selling shareholder deems appropriate.

The following table provides information regarding the selling shareholder, the number of shares of common stock beneficially owned by the selling shareholder and the number of shares of common stock it is offering. The selling shareholder has not had any position, office or material relationship with us within the past three years other than as a shareholder of the Company.

Percentages of beneficial ownership are based upon 8,377,106 shares of common stock issued and outstanding as of September 8, 2014. Beneficial ownership is determined in accordance with Rule 13d-3(d) promulgated by the SEC under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and generally includes voting or investment power with respect to shares owned and including any shares that grant the selling shareholder the right to acquire common stock within 60 days after September 8, 2014. Beneficial ownership includes shares over which the indicated beneficial owner exercises voting or investment power. To our knowledge, as described below, the selling shareholder, First Dallas Holdings, Inc. (“FDHI”), Craig D. Hodges and Hodges Capital Management, Inc. (“HCM”) have shared voting and investment power with respect to the shares.

The selling shareholder may sell some, all or none of its shares. We do not know how long the selling shareholder will hold the shares before selling them, and (except for the registration rights agreement) we currently have no agreement, arrangement or understanding with the selling shareholder regarding the sale or other disposition of any of the shares. The shares covered hereby may be offered from time to time by the selling shareholder. The information in the table is based on information provided by or on behalf of the selling shareholder. Information concerning the selling shareholder may change from time to time, and, if and when necessary, any changed information will be set forth in supplements to this prospectus. In addition, the selling shareholder may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time or from time to time since the date on which it provided the information, all or a portion of the shares of common stock beneficially owned by the selling shareholder in transactions exempt from the registration requirements of the Securities Act.

			Shares Beneficially Owned After the Offering (2)
Selling Shareholder	Shares of Common Stock Beneficially Owned Prior to the Offering	Number of Shares Being Offered Hereby	Number	Percentage
Hodges Small Cap Fund (1)	1,367,000	1,367,000	0	0%

(1)

2905 Maple Avenue, Dallas, Texas, 75201. The shares may be deemed as beneficially owned by FDHI, the owner of HCM, and Craig D. Hodges, the controlling shareholder of FDHI. The shares are held by the Hodges Small Cap Fund; the investment advisor to this Hodges Small Cap Fund is HCM. FDHI, Craig D. Hodges, HCM and Hodges Small Cap Fund have shared voting and investment power over these shares.

(2)

For the purposes of this table, the Company assumes that all of the shares covered by this prospectus will be sold by the selling shareholder. The selling shareholder may offer and sell some, all or none of its shares, but no estimates can be made as to the amount of shares of common stock that will be held by the selling shareholder after the completion of this offering.

DESCRIPTION OF SECURITIES

The class of securities offered under this prospectus is our Common Stock, which has been registered pursuant to Section 12 of the Exchange Act.

PLAN OF DISTRIBUTION

The securities being offered for resale by the selling shareholder under this prospectus consist of 1,367,000 shares of our common stock acquired by the selling shareholder in our private placement which closed on August 13, 2014, with gross proceeds to us of approximately $3.3 million. The selling shareholder may, from time to time, sell, transfer or otherwise dispose of any or all of the shares of common stock covered hereby or its interests in the shares on the NASDAQ Capital Market or any stock exchange, market or trading facility on which the common stock is traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices. The selling shareholder may use one or more of the following methods when disposing of the shares or interests therein:

●	ordinary brokerage transactions and transactions in which a broker-dealer solicits purchasers;

●	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

●	privately negotiated transactions;

●	through one or more underwriters on a firm commitment or best-efforts basis;

●	through the writing of options on shares, whether the options are listed on an options exchange or otherwise;

●	by pledge to secure debts and other obligations or on foreclosure of a pledge;

●	block trades in which a broker-dealer will attempt to sell the shares as an agent, but may position and resell a portion of the block as principal to facilitate the transaction;

●	through the settlement of short sales;

●	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

●	a combination of any such methods of disposition; and

●	any other method permitted pursuant to applicable law.

The selling shareholder may also sell the shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by the selling shareholder may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling shareholder (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction, not in excess of a customary brokerage commission in compliance with FINRA Rule 2440, and in the case of a principal transaction, a markup or markdown in compliance with FINRA IM-2440.

In connection with the sale of the shares or interests therein, the selling shareholder may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of common stock in the course of hedging the positions they assume. The selling shareholder may also, to the extent permitted under Rule 105 of Regulation M promulgated under the Exchange Act, sell common stock short and deliver these shares to close out its short positions, or loan or pledge shares to broker-dealers that in turn may sell these shares. The selling shareholder may also enter into option or other transactions with broker-dealers or other financial institutions or create one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which securities such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The selling shareholder and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the shares may not simultaneously engage in market making activities with respect to the common stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the selling shareholder will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of the common stock by the selling shareholder or any other person. We will make copies of this prospectus available to the selling shareholder and have informed it of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).

We are required to pay all fees and expenses incident to the registration of the resale of the shares with the SEC. We have also agreed to indemnify the selling shareholder against certain losses, claims, damages and liabilities, including liabilities under the Securities Act, in accordance with the registration. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with. We have agreed to use our commercially reasonable efforts to keep the registration statement of which this prospectus is a part continuously effective under the Securities Act until the earlier of (i) the date that all shares covered by the registration statement have been sold or can be sold publicly without restriction or limitation under Rule 144 (including the requirement to maintain the availability of public information regarding us under Rule 144(c)(1)) or (ii) the date that is three years following August 13, 2014.

LEGAL MATTERS

The validity of the shares of common stock offered by this prospectus will be passed upon for us by the law firm of Gardere Wynne Sewell LLP, Dallas, Texas.

EXPERTS

The audited consolidated financial statements incorporated by reference in this prospectus and elsewhere in the registration statement have been so incorporated by reference in reliance upon the report of Grant Thornton LLP, independent registered public accountants, upon the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-3 under the Securities Act with the SEC. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules which are a part of the registration statement. For further information with respect to us and our shares, please refer to the registration statement and the exhibits and schedules filed with it, which are available from the SEC as described in the next paragraph.

We also file reports, proxy statements, and other information with the SEC to comply with the Exchange Act. The reports, proxy statements and other information we file may be inspected and copied at prescribed rates at the SEC’s Public Reference Room located at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that contains registration statements, reports, proxy statements and other information regarding issuers like us that file electronically with the SEC. The address of the SEC Internet site is www.sec.gov. You may also view our filings with the SEC on our internet site at www.iphase.com. The information on our website is not incorporated by reference into this prospectus.

INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with the SEC under certain conditions, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be an important part of this prospectus and any prospectus supplement, and any information that we file with the SEC subsequent to this prospectus will automatically update and (as applicable) supersede this information. This prospectus incorporates by reference the documents set forth below that we have previously filed with the SEC:

●	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2013 filed with the SEC on March 27, 2014;

●	Our definitive proxy statement on Schedule 14A filed with the SEC on April 4, 2014;

●	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2014 filed with the SEC on May 6, 2014;

●	Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2014 filed with the SEC on August 14, 2014; and

●	Our Current Reports on Form 8-K filed with the SEC on February 5, 2014, March 27, 2014, May 6, 2014, May 8, 2014, May 22, 2014, July 9, 2014, August 7, 2014 and August 18, 2014.

●

The description of our Common Stock contained in our registration statement on Form 8-A filed with the SEC under the Exchange Act and effective on February 8, 1985, including any amendment or report filed for the purpose of updating such description.

All documents filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the initial filing date of this prospectus, through the date declared effective, until the termination of the offering of shares contemplated by this prospectus shall be incorporated by reference into this prospectus; provided, however, that we are not incorporating, in each case, any documents or information deemed to have been furnished and not filed in accordance with the SEC rules. These documents that we file later with the SEC and that are incorporated by reference in this prospectus will automatically update information contained in this prospectus or that was previously incorporated by reference into this prospectus. You will be deemed to have notice of all information incorporated by reference in this prospectus as if that information was included in this prospectus.

We will provide to any person, including any beneficial owner, to whom this prospectus is delivered, a copy of any or all of the information that has been incorporated by reference in this prospectus but not delivered with this prospectus, at no cost to the requesting party, upon request to us in writing or by telephone using the following information:

Interphase Corporation

Attention: Investor Relations

4240 International Parkway, Suite 105

Carrollton, Texas 75007

Telephone: (214) 654-5000